SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
August 2021	000-27322

MOUNTAIN PROVINCE DIAMONDS INC.

(Exact name of the registrant as specified in its charter)

ONTARIO

(Jurisdiction of Incorporation or Organization)

161 Bay Street, Suite 1410, P.O. Box 216

Toronto, Ontario, Canada M5J 2S1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F ☐	FORM 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Annual General Meeting of Shareholders
99.2	Management Information Circular for the Annual General Meeting of Shareholders
99.3	Form of Proxy - Annual General Meeting to be held on Tuesday, September 14, 2021
99.4	Virtual AGM User Guide
99.5	Notice of Availability of Proxy Materials

MOUNTAIN PROVINCE DIAMONDS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

Date: August 10, 2021	By:	/s/ Perry Ing
Perry Ing
Chief Financial Officer